January 31, 2011

Vanessa Robertson/Staff Accountant

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Nuvilex, Inc.

Your Letter of January 20, 2011

Item 4.02 Form 8-K

Filed January 14, 2011

File No. 333-68008

Ms. Robertson:

This correspondence is in response to your letter dated January 20 2010 in reference to our filing of 4.02 on Form 8-K filed January 14, 2011 on the behalf of Nuvilex, Inc., File No. 333-68008.

Please accept the following responses and note that Registrant filed amended Form 8-K/A on January 31, 2011.

Registrant acknowledges the omission of failing to discuss the restatement of its financial statements in Item 4.02 of Form 8-K.  The restatement resulted from the recommendations by the Company’s independent certified public accountants following a change in auditors. The Company has subsequently made a review of its internal accounting policies and made changes to help ensure that future financial reporting is accurate and timely. The Company’s amended Form 8-K/A filed January 31, 2011 contains the information required in the instructions to Items 402 (b) and (c).

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Patricia Gruden

Patricia Gruden

Interim President